Exhibit 1

Oi S.A. – In judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM (3) OF MINUTE OF THE 245th MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 29, 2020

As Secretary of the Board of Directors' Meeting, I CERTIFY that item (3) “Review of the schedule of authority: amendment to the Authority Level Matrix containing rules and regulations for ReDir;” of the Minutes of the 245th of the Meeting of the Board of Directors of Oi S.A. - In Judicial Reorganization held on January 29, 2020 at 9:30 am, at Rua Humberto de Campos nº. 425, 8th floor, Brazil office, Leblon, Rio de Janeiro, read as follows:

“Moving on to item (3) of the Agenda, it was  presented a proposal to amend paragraph 2 of clause 1 of the  Authority Level Matrix of the Company's Board of Directors, in order to simplify and speed up the hiring processes. It was clarified that the proposal in no way alters the scope of authority of the Board of Directors, having previously been submitted to the Audit, Risk and Controls Committee (“CARC”), at the meeting held on January 28, 2020, which recommended approval to the Board of Directors. The Directors debated the topic and unanimously approved the proposal. The amended  Authority Matrix is incorporated as Annex I of these minutes.”

All members of the Board of Directors were present in the meeting the following individuals’ signatures are included: Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky (Vice-Chairman), Mr. José Mauro M. Carneiro da Cunha, Mr. Marcos Bastos Rocha, Mr. Maria Helena dos Santos F. Santana, Mr. Roger Solé Rafols, Mr. Henrique José Fernandes Luz, Paulino do Rego Barros Jr and Mr. Wallim C. de Vasconcellos Junior.

Rio de Janeiro, January 29, 2020.

Luciene Sherique Antaki

Secretary of the Meeting

ANNEX 1

AUTHORITY LEVEL MATRIX

Oi S.A. – In Judicial Reorganization

The Board of Directors of Oi S.A. - In Judicial Reorganization (the “Company”), at meetings held on February 21, 2019, May 29, 2019 and January 29, 2020 based on the Law and the provisions of clauses 31 and 38 of the Company's Bylaws, resolved to approve the following Authority level Matrix, applicable to the Company and all its controlled subsidiaries (jointly, the “Companies”):

Clause 1. In addition to the duties provided for under the Law and in the Company's Bylaws, subject to the provisions of clause 31, Paragraph 1, as well as in clause 38 of the Company’s Bylaws, the Company's Executive Board, as a collegiate body, is responsible for:

I. Authorizing the sale, by the Company or any of its subsidiaries, of assets currently integrated or to be integrated into its fixed assets, as the case may be, in the individual amount of up to R$10,000,000.00 (ten million reais) and the encumbrance, by the Company or its subsidiaries, in the amount of up to R$10,000,000.00 (ten million reais), of assets comprising its fixed assets;

II. Authorizing the entering into of contracts in general, including amendments, agreements or covenants that constitute encumbrances, obligations and commitments, in the ordinary course of business of the Company and its subsidiaries, whose individual or aggregate value represents a responsibility on the part of the Company of: i) up to R$60,000,000.00 (sixty million reais) when allocated to OPEX and ii) up to R$100,000,000.00 (one hundred million reais) when allocated to CAPEX;

II.a. Specifically with regard to the undertaking of ajoint venture, the Executive Board, by resolution, is responsible for authorizing the establishment of such committee, by the Company or its subsidiaries, for  an amount of up to R$30,000,000.00 (thirty million reais), when the applicalbe contract is entered into with third parties (companies that are not controlling, controlled by or affiliated with the Company);

III. Authorizing the issuance of guarantees in general by the Company or its subsidiaries, in favor of third parties, for an amount of up to R$30,000,000.00 (thirty million reais), per transaction;

IV. To resolve on the waiver of rights and transactions (article 840 et seq. of the Civil Code) of any nature, by the Company or its subsidiaries, which individually or cumulatively represents up to thirty million reais (R $ 30,000,000.00) ;

V. Debating the entrance by the Company or its subsidiaries into loan agreements, financings or other transactions related to the incurrence of indebtedness on the part of the Company or its subsidiaries, commercial leases and the issuance of promissory notes, in individual or aggregate value with a single counterparty, in the amount of up to R$100,000,000.00 (one hundred million reais);

VI. Authorizing the Company or its subsidiaries to perform pro bono services for the benefit of (i) its employees and/or (ii) the community, for a total amount of up to R$3,000,000.00 (three million reais) per fiscal year, in compliance with the Company's Donation Policy. It should be noted in each approved case whether the benefited party falls under (i) or (ii) of this item VI.

Paragraph 1   In any of the cases described in items I to VI of this clause where more than one transaction has a singular purpose, including ths signing of amendments, the total value of which must be re-evaluated every 12 months, for the purpose of applying the rules and regulations of the Executive Board.

Paragraph 2.  In the case of items I, III, IV, V and VI of this clause, whenever the amount of the service or contract is less than R$5,000,000.00 (five million reais), and in the case of item II, whenever the amount of the service or contract is less than R$30,000,000.00 (thirty million reais), the provisions of Clause 37 of the Bylaws apply. No deliberation by the Executive Board is required. In the case of items I, III, IV, V and VI, whenever the amount of the or contract is equal to or higher than R$5,000,000.00 (five million reais), deliberation of the Executive Board is required, In the case of item II, deliberation by the Executive Board is be required when the amount of the service or contract is equal to or higher than R$30,000,000.00 (thirty million reais).

Paragraph 3.  In the case of items I to VI of this clause, the Executive Board shall approve, (approval by the Board of Directors is not necessary) any intercompany service or agreement, including joint ventures, subject to the provisions of Clause 3 below. A transaction will be considered intercompany whenever it involves only and exclusively the Company and/or its subsidiaries, directly or indirectly. The Executive Board shall also decide on entering into foreign exchange transactions for the availability of foreign currency for use abroad, carried out between checking accounts under the same ownership, regardless of the amount.

Paragraph 4.  The approval of investments and divestitutres made by the Company or its subsidiaries in the capital of other companies shall be the responsibility of the Board of Directors, regardless of the amount involved.

Paragraph 5.  The Executive Board shall to establish, within the limits of authority set by the Board of Directors for the Executive Board under the terms of this article, the limits on authority throughout the Company’s administrative organization.

Clause 2. The Board of Directors shall deliberate about service, contracts, transactions or operations of any nature that exceed the limits set forth in this Schedule of Authority for the Executive Board.

Clause 3. The Executive Board shall prepare a quarterly report, for the Board of Directors' consideration, about intercompany joint ventures for any amounts over R$50,000,000.00 (fifty million reais), incurred or entered into within the specified time period by the Company.

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